UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

CONSOL Coal Resources LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

20855T100

(CUSIP Number)

Martha A. Wiegand

General Counsel

and Secretary

1000 CONSOL Energy Drive, Suite 100

Canonsburg, Pennsylvania 15317

(724) 485-3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Name of reporting person: CONSOL Energy Inc.(a)
2.	Check the appropriate box if a member of group: (a) ☐ (b) ☐
3.	SEC use only:
4.	Source of funds: OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole voting power: 16,617,563(b)
	8.	Shared voting power: 0
	9.	Sole dispositive power: 16,617,563(b)
	10.	Shared Dispositive Power: 0
11.	Aggregate amount beneficially owned by each reporting person: 16,617,563(b)
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11): 60.8%(c)
14.	Type of reporting person: CO

CUSIP No. 20855T 100	13D	Page 2 of 8

(a)	On November 28, 2017, the Reporting Person (CONSOL Energy Inc.) (“CEIX”) separated from its parent, CNX Resources Corporation (“CNX”), into an independent, publicly traded coal company through a pro rata distribution of all of CEIX’s common stock to CNX’s stockholders (the “Separation”). In connection with the Separation, CNX transferred all of the ownership interests that it directly and indirectly held in the Issuer to the Reporting Person. These interests include (i) 5,006,496 common units of the Issuer, (ii) 11,611,067 subordinated units of the Issuer, and (iii) a 1.7% general partner interest in the Issuer. The 1.7% general partner interest is held directly by the Issuer’s general partner, CONSOL Coal Resources GP LLC (the “General Partner”). As part of the Separation, all of the ownership interests in the General Partner were transferred to the Reporting Person and the General Partner is now a wholly owned subsidiary of the Reporting Person. As part of the Separation, the General Partner also transferred all of the incentive distribution rights that it held in the Issuer directly to the Reporting Person. All of the interests in the Issuer have the rights as described in CONSOL Coal Resources LP’s Third Amended and Restated Agreement of Limited Partnership dated as of November 28, 2017 (a copy of which was filed as Exhibit 3.2 to the Form 8-K filed by the Issuer on December 4, 2017) (the “Partnership Agreement”).
(b)	Consists of 5,006,496 common units and 11,611,067 subordinated units representing limited partner interests in CONSOL Coal Resources LP. CONSOL Energy Inc. is also the direct beneficial owner of incentive distribution rights of the Issuer (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts). The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement.
(c)	Based upon 15,704,080 common units and 11,611,067 subordinated units outstanding as of October 31, 2017, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 31, 2017.

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Item 1. Security and Issuer

This Schedule 13D relates to the common units representing limited partner interests (the “Common Units”) of CONSOL Coal Resources LP, a Delaware limited partnership (the “Issuer”). The Issuer’s principal executive office is at 1000 CONSOL Energy Drive, Suite 100, Canonsburg, Pennsylvania 15317. The Reporting Person (defined below) holds 5,006,496 Common Units, 11,611,067 of the Issuer’s subordinated units and 100% of the Issuer’s incentive distribution rights. The subordinated units (“Subordinated Units”) representing limited partner interests in the Issuer held by the Reporting Person are convertible into Common Units on a one-for-one basis as set forth in the Third Amended and Restated Agreement of Limited Partnership of CONSOL Coal Resources LP, dated November 28, 2017 (the “Partnership Agreement”). All of the interests in the Issuer have the rights as described in the Partnership Agreement. The Reporting Person also holds 100% of the membership interests in CONSOL Coal Resources GP LLC, which is the general partner of the Issuer (the “General Partner”). The General Partner holds a 1.7% general partner interest in the Issuer.

Item 2. Identity and Background.

(a)

This Schedule 13D is filed by CONSOL Energy Inc., a Delaware corporation (the “Reporting Person”).

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and board of directors of the Reporting Person, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule I hereto and is incorporated by reference herein.

(b)	The address for the Reporting Person is 1000 CONSOL Energy Drive, Suite 100, Canonsburg, Pennsylvania 15317.

(c)	The principal businesses of the Reporting Person is the extraction and preparation of coal in the Appalachian Basin.

(d)-(e)	During the last five years, neither the Reporting Person nor any of the Listed Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is an entity properly organized under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

On November 28, 2017 (the “Distribution Date”), CNX Resources Corporation, formerly known as CONSOL Energy Inc. (“CNX”), completed the previously announced separation of its business into two independent, publicly traded companies, the Reporting Person, formerly known as CONSOL Mining Corporation, which owns and operates the coal business, and CNX, which retained the natural gas exploration and production business (the “Separation”). Following the Separation, the Reporting Person and its subsidiaries hold the assets and liabilities related to the coal business previously held by CNX, including its interest in the Pennsylvania Mining Complex (“PAMC”) and certain related coal assets, terminal operations at the Port of Baltimore, undeveloped coal reserves located in the Northern Appalachian, Central Appalachian and Illinois basins and certain related coal assets and liabilities and its ownership interest in the Issuer, which was formerly known as CNX Coal Resources LP, which owns a 25% undivided interest stake in PAMC.

In connection with the Separation, the Reporting Person made a cash payment of $425 million to CNX. This payment was partially funded by the proceeds received by the Reporting Person from: (i) its offering of $300 million 11.00% Senior Secured Second Lien Notes due 2025 pursuant to an indenture dated as of November 13, 2017 by and between the Reporting Person and UMB Bank, N.A., (the “Indenture”), and (ii) borrowings under a credit agreement dated as of November 28, 2017, by and among the Reporting Person, PNC Bank, N.A., Citibank, N.A. and certain other parties thereto (the “Credit Agreement”) which provides for a revolving credit facility, Term Loan A and Term Loan B.

On the Distribution Date, CNX distributed on a pro rata basis all of the outstanding shares of the Reporting Person’s common stock to CNX’s stockholders (the “Distribution”). CNX stockholders of record as of the close of business on November 15, 2017 (the “Record Date”) received one share of the Reporting Person’s common stock for every eight shares of CNX common stock held as of the Record Date. CNX did not issue fractional shares of the Reporting Person’s common stock in the Distribution. Instead, fractional shares in the Company that CNX stockholders would have otherwise been entitled to receive

CUSIP No. 20855T 100	13D	Page 4 of 8

were aggregated and are for sale in the public market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed ratably to those stockholders who would otherwise have been entitled to receive a fractional share of the Reporting Person’s common stock, in accordance with the Separation and Distribution Agreement, dated November 28, 2017 (the “S&D Agreement”).

The summary contained herein of the Indenture, the Credit Agreement and the S&D Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Indenture, the Credit Agreement and the S&D Agreement, which are included as Exhibits A, B and C, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 4. Purpose of Transaction.

The Reporting Person acquired the Common Units, the Subordinated Units and the incentive distribution rights reported herein for investment purposes, and the Reporting Person intends to review its investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions.

In addition, the Reporting Person owns all of the issued and outstanding equity interests of the General Partner, and appoints the General Partner’s board of directors and may engage in discussions with management, the board of directors, unitholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or legal structure.

(a) The Subordinated Units owned of record by the Reporting Person are convertible into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement. The General Partner may grant restricted units, phantom units, distribution equivalent rights, unit options, unit appreciation rights, unit awards, profits interest units and other unit-based awards to officers, directors and employees of the General Partner and its affiliates pursuant to the CNX Coal Resources LP 2015 Long-Term Incentive Plan.

(b) None.

(c) None.

(d) The General Partner has sole responsibility for conducting the Issuer’s business and managing its operations and is ultimately controlled by the Reporting Person. Some of the Reporting Person’s executive officers and directors also serve as executive officers or directors of the General Partner. Neither the General Partner nor its board of directors will be elected by the Issuer’s unitholders. The Reporting Person has the ability to elect all the members of the board of directors of the General Partner and may change the board composition from time to time in its discretion.

(e) Subject to the restrictions contained in the Partnership Agreement, the Reporting Person, as the direct owner of the General Partner of the Issuer, exercises control over the amount of distributions declared by the Issuer and may cause the Issuer to change its capitalization, through the issuance of debt or equity securities, from time to time in the future. The Reporting Person has no current intention of changing the present capitalization or distribution policy of the Issuer.

(f) None.

(g) None.

(h) None.

(i) None.

(j) None.

CUSIP No. 20855T 100	13D	Page 5 of 8

(a) - (j) Except for the matters set forth above in this Schedule 13D, the Reporting Person has no plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) After giving effect to the Separation, the Reporting Person owns 5,006,496 Common Units, 11,611,067 Subordinated Units representing 100% of the Subordinated Units of the Issuer and 100% of the Issuer’s incentive distribution rights. The Common Units and the Subordinated Units held by the Reporting Person represent 60.8% of the issued and outstanding Common Units and Subordinated Units. Through its ownership of the General Partner, the Reporting Person may also be deemed to indirectly beneficially own the General Partner’s 1.71% general partner interest in the Issuer.

The Reporting Person does not share the power to vote or to direct the vote or to dispose or direct the disposition of any Common Units or Subordinated Units held by it.

(b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

(c) The information set forth in Item 3 is incorporated herein by reference. Except as described in Item 4, during the past 60 days the Reporting Person has not effected any transaction in the Common Units or the Subordinated Units.

(d) The Reporting Person has the right to receive distributions from, and the proceeds from the sale of, the Common Units reported on the cover pages of this Schedule 13D and in this Item 5. Except for the foregoing, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

The Third Amended and Restated Partnership Agreement

The General Partner, as the sole general partner of the Partnership, the Reporting Person, as a limited partner of the Issuer, and all other limited partners, among others, are party to the Partnership Agreement. Among other things, the Partnership Agreement sets forth the rights of the parties thereto with respect to distributions of cash, allocation of profits and losses, the terms of conversion of the Subordinated Units into Common Units and voting rights. Subject to the terms and conditions of the Partnership Agreement, the General Partner and its affiliates, including the Reporting Person, have the right to cause the Issuer to register for resale under the Securities Act of 1933 and applicable state securities laws any units that they hold.

The summary contained herein of the Partnership Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Partnership Agreement, which is included as Exhibit D to this Schedule 13D and is incorporated herein by reference.

Contribution and Assignment Agreement

CNX and the Reporting Person are party to that certain Contribution and Assignment Agreement dated as of November 28, 2017 (the “Contribution Agreement”). Among other things, the Contribution Agreement provides that in connection with the Separation, CNX transferred all of its equity interest in the General Partner and in the Issuer to the Reporting Person.

The summary contained herein of the Contribution Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Contribution Agreement, which is included as Exhibit E to this Schedule 13D and is incorporated herein by reference.

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Incentive Distribution Rights Distribution and Assignment Agreement

The General Partner and the Reporting Person are party to that certain Incentive Distribution Rights Distribution and Assignment Agreement dated as of November 28, 2017 (the “IDR Agreement”). Under the IDR Agreement, the General Partner transferred all of its incentive distribution rights in the Issuer to the Reporting Person. Such distribution of the incentive distribution rights to the Reporting Person was a condition precedent to the closing of the transactions contemplated by the Credit Agreement.

The summary contained herein of the IDR Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the IDR Agreement, which is included as Exhibit F to this Schedule 13D and is incorporated herein by reference.

Item 7. Material to be filed as Exhibits.

Exhibit A	Indenture, dated as of November 13, 2017, by and between CONSOL Mining Corporation and UMB Bank, N.A., as Trustee and Collateral Trustee (Filed as Exhibit 4.1 to the Reporting Person’s Form 8-K filed on November 15, 2017)

Exhibit B	Credit Agreement, dated as of November 28, 2017, among CONSOL Energy Inc., the various financial institutions from time to time party thereto, PNC Bank, N.A., as administrative agent for the Revolving Lenders and Term A Lenders, Citibank, N.A., as administrative agent for the Term B Lenders and PNC Bank, N.A., as collateral agent for the Lenders and the other Secured Parties referred to therein (Filed as Exhibit 10.8 to the Reporting Person’s Form 8-K filed on December 4, 2017)

Exhibit C	Separation and Distribution Agreement, dated as of November 28, 2017, by and between the CONSOL Energy Inc. and CONSOL Mining Corporation (Filed as Exhibit 2.1 to the Reporting Person’s Form 8-K filed on December 4, 2017)

Exhibit D	Third Amended and Restated Agreement of Limited Partnership of CONSOL Coal Resources LP, dated as of November 28, 2017 (Filed as Exhibit 3.2 to the Issuer’s Form 8-K filed on December 4, 2017)

Exhibit E	Contribution and Assignment Agreement, effective as of November 28, 2017, by and between CONSOL Energy Inc. and CONSOL Mining Corporation

Exhibit F	Incentive Distribution Rights Distribution and Assignment Agreement, dated as of November 28, 2017, by and between CONSOL Coal Resources GP LLC and CONSOL Energy Inc.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2017	CONSOL Energy Inc.

/s/ Martha A. Wiegand
	By:	Martha A. Wiegand
General Counsel and Secretary

CUSIP No. 20855T 100	13D	Page 8 of 8

Schedule I

Information regarding each managing member, director and executive officer of the Reporting Person, or each person controlling the Reporting Person, is set forth below.

Reporting Person: CONSOL Energy Inc.

Name	Business Address	Principal Occupation or Employment	Citizenship
James A. Brock	1000 CONSOL Energy Drive, Suite 100 Canonsburg, Pennsylvania 15317	Director and Chief Executive Officer	USA
David M. Khani	1000 CONSOL Energy Drive, Suite 100 Canonsburg, Pennsylvania 15317	Executive Vice President and Chief Financial Officer	USA
Kurt R. Salvatori	1000 CONSOL Energy Drive, Suite 100 Canonsburg, Pennsylvania 15317	Chief Administrative Officer	USA
James McCaffrey	1000 CONSOL Energy Drive, Suite 100 Canonsburg, Pennsylvania 15317	Senior Vice President – Coal Marketing	USA
Martha A. Wiegand	1000 CONSOL Energy Drive, Suite 100 Canonsburg, Pennsylvania 15317	General Counsel and Secretary	USA
John M. Rothka	1000 CONSOL Energy Drive, Suite 100 Canonsburg, Pennsylvania 15317	Chief Accounting Officer	USA
Alvin R. Carpenter	1000 CONSOL Energy Drive, Suite 100 Canonsburg, Pennsylvania 15317	Director (Former Vice Chairman – CSX Corporation)	USA
John T. Mills	1000 CONSOL Energy Drive, Suite 100 Canonsburg, Pennsylvania 15317	Director (Former Chief Financial Officer – Marathon Oil Corporation)	USA
Joseph P. Platt	1000 CONSOL Energy Drive, Suite 100 Canonsburg, Pennsylvania 15317	Director (General Partner, Thorn Partners, LP)	USA
William P. Powell	1000 CONSOL Energy Drive, Suite 100 Canonsburg, Pennsylvania 15317	Chair of the Board (General Partner, Thorn Partners, LP)	USA
Edwin S. Roberson	1000 CONSOL Energy Drive, Suite 100 Canonsburg, Pennsylvania 15317	Director (Chief Executive Officer, Christ Community Health Services)	USA